Exhibit 99.1

Gridsum Announces Receipt of Preliminary Non-Binding Proposal

BEIJING, July 16, 2019 — Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today announced that its Board of Directors (the “Board”) has received a preliminary non-binding proposal letter, dated July 15, 2019, from Guosheng Qi, chairman of the Board and the Chief Executive Officer of the Company, Guofa Yu, a director and the Chief Operating Officer of the Company, and their respective affiliated entities, and Beta Dynamic Limited, an affiliate of Hammer Capital Private Investments Limited (collectively, the “Consortium Members”), proposing to acquire the Company in a going private transaction (the “Transaction”) for US$3.80 in cash per American depositary share (each representing one Class B ordinary share of the Company), or US$3.80 in cash per ordinary share. A copy of the preliminary non-binding proposal letter is attached as Exhibit A to this press release.

According to the proposal letter, the Consortium Members intend to finance the Transaction with a combination of debt and equity capital. The equity financing will be provided by the Consortium Members in the form of cash and rollover equity in the Company. The debt financing is expected to be provided by loans from third party financial institutions.

The Board cautions the Company’s shareholders and others considering trading in its securities that the Board has just received the preliminary non-binding proposal letter from the Consortium Members, and that no decisions have been made of any kind with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed, or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Gridsum

Gridsum Holding Inc. (NASDAQ: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform and the Gridsum Prophet: Enterprise AI Engine, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and assumptions about Gridsum and the preliminary non-binding proposal. Further information regarding risks and uncertainties faced by Gridsum is included in Gridsum’s annual report on Form 20-F and other reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com

Exhibit A

July 15, 2019

The Board of Directors

Gridsum Holding Inc.

South Wing, High Technology Building

No. 229 North 4th Ring Road

Haidian District, Beijing 100083, People’s Republic of China

Dear Sirs:

Mr. Guosheng Qi, Mr. Guofa Yu and their respective affiliated entities (collectively, the “Management”), and Beta Dynamic Limited (the “Initial Sponsor”), an affiliate of Hammer Capital Private Investments Limited, are pleased to submit this preliminary non-binding proposal to acquire Gridsum Holding Inc. (the “Company”) in a going private transaction (the “Acquisition”).

We believe that our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a premium of 38.2%, 30.1% and 20.3% to the closing price on the last trading day, and the volume-weighted average closing price during the last 30 and 60 trading days, respectively.

1.

Consortium. The Management and the Initial Sponsor (collectively, the “Consortium Members”) have entered into a consortium agreement dated as of the date hereof, pursuant to which we will form an acquisition company for the purpose of implementing the Acquisition, and have agreed to work with each other exclusively in pursuing the Acquisition.

2.

Purchase Price. The consideration payable for each American Depositary Share of the Company (“ADS”, each representing one ordinary share of the Company) will be US$3.80 in cash, or US$3.80 in cash per ordinary share (in each case other than those ADSs or ordinary shares held by the Consortium Members that may be rolled over in connection with the Acquisition).

3.

Funding. We intend to finance the Acquisition with a combination of debt and equity capital. Equity financing will be provided by the Consortium Members in the form of cash and rollover equity in the Company. Debt financing is expected to be provided by loans from third party financial institutions. We are confident that we can timely secure adequate financing to consummate the Acquisition.

4.

Due Diligence. We have engaged Hogan Lovells as our international legal counsel. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Acquisition in a timely manner and in parallel with discussions on the definitive agreements.

5.

Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.

Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors (the “Board”) will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of the Management in the Acquisition, we appreciate that the independent members of the Board will proceed to consider the proposed Acquisition and that the Management will recuse themselves from participating in any Board deliberations and decisions related to the Acquisition.

7.

Confidentiality. The Management will, as required by law, promptly make a Schedule 13D filing to disclose this letter and its agreement with the other Consortium Members. However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

8.

No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

*    *    *

Sincerely,

Guosheng Qi

/s/ Guosheng Qi

Generation Gospel Limited

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Director

Fairy Sprit Limited

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Director

Guofa Yu

/s/ Guofa Yu

Garden Enterprises Ltd.

By:	/s/ Guofa Yu
Name:	Guofa Yu
Title:	Director

Beta Dynamic Limited

By:	/s/ CHEUNG Siu Fai
Name:	CHEUNG Siu Fai
Title:	Director